# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 26North BDC, Inc., CIK 0001950976
CUSIP: 000000000
Title of class of securities: Shares of Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 600 Madison Avenue, 26th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-023443
Filed by CIK 0001999683

## Reporting persons
- 26N DL SPV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 670,234.1; sole dispositive power 0; shared dispositive power 670,234.1; aggregate amount beneficially owned 670,234.1 (4.8% of the class)
- Joshua Harris: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,060.19; shared voting power 670,234.1; sole dispositive power 1,060.19; shared dispositive power 670,234.1; aggregate amount beneficially owned 671,294.29 (4.8% of the class)

## Item 1. Issuer
Name of issuer: 26North BDC, Inc.
Address of issuer's principal executive offices: 600 Madison Avenue, 26th Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

26N DL SPV LLC ("26N DL SPV")
Joshua Harris
Address of principal business office or, if none, residence: 600 Madison Avenue, 26th Floor, New York, NY 10022
Citizenship: See responses to Item 4 on each cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class:
See responses to Item 11 on each cover page.
Calculated based on 13,909,942.27 shares of Common Stock outstanding as of December 31, 2024, as provided by the Issuer.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See responses to Item 8 on each cover page.

670,234.10 of the shares of Common Stock reported herein are directly held by 26N DL SPV, for which voting and investment control are exercised by Joshua Harris, and an additional 1,060.19 shares of Common Stock are held by 26North Direct Lending LP (the "Adviser"), the investment adviser to the Issuer. Mr. Harris is the Founder of 26North Partners LP, the indirect parent of the Adviser, and is a member of the Adviser's investment committee. In such capacities, Joshua Harris may be deemed to beneficially own the aggregate 671,294.29 shares of Common Stock reported herein, constituting a beneficial ownership percentage of 4.8% based upon 13,909,942.27 shares of Common Stock outstanding as of December 31, 2024, as provided by the Issuer.

The shares of Common Stock directly held by 26N DL SPV were acquired upon funding of a portion of the Reporting Persons' aggregate capital commitment to the Issuer. The remaining uncalled portion of the Reporting Persons' aggregate capital commitment to the Issuer will be drawn down over time at the discretion of the Issuer in exchange for additional shares of the Issuer's common stock at their then-current net asset value.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit List

Exhibit A: Joint Filing Agreement (incorporated herein by reference to Exhibit A to the Schedule 13G relating to the common stock of 26North BDC, Inc., filed February 14, 2024, by 26N DL SPV LLC and Joshua Harris with the Securities and Exchange Commission)
Exhibit B: POA (incorporated herein by reference to Exhibit A to the Schedule 13G relating to the common stock of 26North BDC, Inc., filed February 14, 2024, by 26N DL SPV LLC and Joshua Harris with the Securities and Exchange Commission)

## Signatures
- 26N DL SPV LLC: /s/ Andrew Rabinowitz, Andrew Rabinowitz, Attorney-in-Fact (02/14/2025)
- Joshua Harris: /s/ Andrew Rabinowitz, Andrew Rabinowitz, Attorney-in-Fact (02/14/2025)